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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number 333-12977

(Check one)

      [ X ]  Form 10-K and Form 10-KSB                         [ ]  Form 11-K

[ ]  Form 20-F             [ ]  Form 10-Q and Form 10-QSB            Form N-SAR



       For period ended:       December 31, 1997
                        -------------------------------------------------------


   [ ] Transition Report on Form 10-K and Form 10-KSB

   [ ] Transition Report on Form 20-F

   [ ] Transition Report on Form 11-K

   [ ] Transition Report on Form 10-Q and Form 10-QSB

   [ ] Transition Report on Form N-SAR

       For the transition period ended:
                                       ----------------------------------------

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                              ---------------------------------

================================================================================
                                     PART I
                             REGISTRANT INFORMATION
================================================================================
Full Name of Registrant:                         IMPSAT Corporation
                                                 IMPSAT S.A.

Former Name if Applicable:                       N/A

Address of principal executive                   Alferez Pareja 256 (1107)
office (Street and Number):                      Buenos Aires, Argentina


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================================================================================
                                     PART II
                             RULE 12B-25(b) AND (c)
================================================================================

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

[X]           (a) The reasons described in reasonable detail in
               Part III of this form could not be eliminated without unreasonable effort or expense;

[X]           (b) The subject annual report or semi-annual report,
               transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]           (c) the accountant's statement or other exhibit
               required by Rule 12b-25(c) has been attached if applicable

================================================================================
                                    PART III
                                   NARRATIVE
================================================================================


State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed).

               Timely filing of the registrants' Form 10-K was precluded because of the closing in March 1998 of certain transactions, whereby IMPSAT Corporation redeemed 25% of its outstanding common stock, previously held by STET International Netherlands NV, with the proceeds of a substantially concurrent issuance and sale of $125 million of the Company's Series A Convertible Preferred Stock (the "Preferred Stock"). The Preferred Stock were offered and sold to Princes Gate Investors II ("Princes Gate") and Morgan Stanley Global Emerging Markets Private Investment Fund ("MSGEM"), two private equity funds managed by Morgan Stanley Dean Witter, Discover & Co., and to certain other purchasers affiliated with Princes Gate and MSGEM, pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933, as amended.




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================================================================================
                                     PART IV
                               OTHER INFORMATION
================================================================================

(1) Name and telephone number of person to contact in regard to this notification.

                                   Name:  Neil M. Goodman

                                   Area code and telephone number:(202) 942-5191

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrants were required to file such report(s)) been filed? If the answer is no, identify report(s).

                                    [ X ] Yes             [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                     [ ] Yes              [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

                               IMPSAT Corporation
                                   IMPSAT S.A.
                  (Name Of Registrant As Specified In Charter)

have caused this notification to be signed on their behalf by the undersigned thereunto duly authorized.

                                             Date   March 30, 1998

                                             By   /s/ Guillermo Jofre
                                                      ---------------
                                                      Guillermo Jofre

                                                      Chief Financial Officer
                                                      IMPSAT Corporation

                                                      Finance Manager
                                                      IMPSAT S.A.

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